Via Facsimile and U.S. Mail
Mail Stop 6010

March 4, 2009

James W. Truess
Executive Vice President and
Chief Financial Officer
AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, VA 23462

Re: AMERIGROUP Corporation
Form 10-K for the Year Ended December 31, 2007
Filed February 22, 2008
File Number: 001-31574

Dear Mr. Truess:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant